Chapman and Cutler LLP	111 West Monroe Street
Chicago, Illinois 60603

April 29, 2015

Stephanie D. Hui

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549

Re: FT 5415
Structured Portfolio Plan Defined Portfolio, April 2015 Series
(the “Trust”)
CIK No. 1630605 File No. 333-202842

Dear Ms. Hui:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

The Strategy (p. 12)

1. Please provide additional information regarding the Compustat® database and the companies selected by Step 1 of the Growth Strategy Component and Step 1 of the Value Strategy Component.

Response: Step 1 of the Growth Strategy Component has been revised to state the following:

“Step 1: We begin with all the companies included in the Compustat® North America database, which holds fundamental and market data for companies listed on a U.S. or Canadian exchange, and identify those companies that trade in the United States and whose:”

Step 1 of the Value Strategy Component has been revised to state the following:

“Step 1: We begin with all the companies included in the Compustat® North America database that trade in the United States and:”

2. Please clarify how the strategy determines that a stock is considered to be an electric utility stock.

Response: The Global Industry Classification Standard is used to classify electric utility stocks and the prospectus has been modified to clarify this.

A Disciplined Philosophy (p. 13)

3. Please provide additional clarification as to how the trust adheres to a “buy and hold” philosophy despite having only an approximately 13-month term.

Response: The prospectus has been revised to make clear that a future application of the strategy applied by a new trust will likely result in a different portfolio. The following sentence has been added as the second sentence to the first paragraph under A Disciplined Philosophy:

“The Trust has an approximate 13-month term and at such time we intend to re-apply the strategy to create a new trust with a new portfolio.”

The third sentence of the second paragraph under A Disciplined Philosophy has been revised to read as follows:

“It is the intention of the Sponsor to create a new portfolio annually, applying both the Growth and Value Strategies at that time, which will likely result in a different portfolio of securities.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

Very truly yours,

Chapman and Cutler LLP

By /s/ Brian D. Free

Brian D. Free

Enclosures